December 28, 2011

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brainstorm Cell Therapeutics Inc.
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 31, 2011
File No. 0-54365

Dear Mr. Rosenberg:

On behalf of Brainstorm Cell Therapeutics Inc. (the “Company”), we submit the following response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in your letter dated October 26, 2011 to Ms. Liat Sossover, the Company’s Chief Financial Officer.

The response set forth in this letter was prepared by the Company in consultation with its counsel, BRL Law Group LLC.  Simultaneously with this response letter, we are filing an amendment to our annual report on Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”).

Report of Independent Registered Public Accounting Firm, page 29

COMMENT 1.  The audit report of Brightman Algamor Zohar & Co. references the report of another auditor for the financial statements through December 31, 2007.  Please amend your filing to include Brightman Algamor Zohar & Co.’s report as reissued by them as required by Rule 2-05 of Regulation S-X.

RESPONSE:

In response to the Staff’s comment, the Company has amended its 10-K to include the audit report of Kost Forer Gabbay & Kasierer as reissued by them as required by Rule 2-05 of Regulation S-X.

The Company has also made the following changes to its Consolidated Financial Statements:

1.
The Company has labeled as unaudited amounts for the periods from the Company’s inception (September 22, 2000) to March 31, 2004 presented in the Company’s Statements of Changes in Stockholders’ Equity (Deficiency);

2.
The Company has included a footnote to the cumulative column presented on the Statement of Operations that indicates that the Company’s net loss of $163,000 for the period from inception (September 22, 2000) through March 31, 2004, which is classified as discontinued operations, is unaudited; and

3.
The Company has included a footnote to the cumulative column presented on the Statement of Cash Flows that quantifies the amount of operating, investing and financing cash flows for the period from inception (September 22, 2000) through March 31, 2004, which are classified as cash flows from discontinued operations, indicating such amounts are unaudited.

The Company is also providing a reissued Report of Independent Registered Public Accounting Firm from the Company’s current auditor, Brightman Almagor Zohar & Co., to reflect the changes to the Consolidated Financial Statements.

The Company has made these changes to its Consolidated Financial Statements in consultation with The Office of the Chief Accountant and has received a waiver from The Office of the Chief Accountant from the requirement that it also file the audit report of Manning Elliott.

BrainStorm Cell Therapeutics Inc. 605 Third Avenue, 34th Floor New York NY 10158 Tel: (212) 557-9000	BrainStorm Cell Therapeutics Ltd. 12 Bazel St., POB 10019 Kiryat Aryeh, Petach Tikva, Israel 49001 Tel: (972) 3.923.6384	Fax: (212) 286-1884 E-mail: info@brainstorm-cell.com

In addition, we hereby declare that

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regards to this response, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at +972 3 923 6384 or Thomas Rosedale of BRL Law Group LLC at (617) 399-6935.

Very truly yours,

/s/ Liat Sossover
Liat Sossover

Copy to:  Thomas B. Rosedale, Esq.

BrainStorm Cell Therapeutics Inc. 605 Third Avenue, 34th Floor New York NY 10158 Tel: (212) 557-9000	BrainStorm Cell Therapeutics Ltd. 12 Bazel St., POB 10019 Kiryat Aryeh, Petach Tikva, Israel 49001 Tel: (972) 3.923.6384	Fax: (212) 286-1884 E-mail: info@brainstorm-cell.com